Exhibit 99.31

Formation Capital Corporation

Suite 1500 - 999  West Hastings Street

Vancouver, B.C. Canada V6C 2W2

Tel: 604.682.6229 Fx: 604.682-6205

Website:  www.formcap.com

Formation Closes $10 Million Financing

Vancouver, B.C., February 28, 2005, Formation Capital Corporation (Formation, FCO-TSX) (the “Company”) is pleased to announce that, further to its news releases of January 26 and February 10, 2005, it has successfully completed a $10,000,000 private placement financing.  The private placement was over subscribed.

The Company engaged Jennings Capital Inc. and Raymond James Ltd. to complete a private placement of up to 25,000,000 Units of the Company to qualified investors at a price of $0.40 per Unit (the “Financing”).  Each Unit was comprised of one common share and one half of one non-transferable common share purchase warrant.  Each whole common share purchase warrant entitles the purchase of one common share of the Company at a price of $0.60 per share for a period of two years from the date of closing of the Financing, unless, at any time following June 26, 2005, the closing price of the common shares of the Company on the Toronto Stock Exchange is greater than $1.00 for twenty or more consecutive trading days, in which event the Company may give notice to the holders of the warrants that the expiry date for exercise of the warrants has been accelerated, in which case the warrants will expire on the twentieth day following the date of such a notice.  The Company paid a cash commission to the agents and issued Brokers’ Warrants entitling the purchase of up to 1,662,500 common shares of the Company at a price of $0.57 per share for a period of two years from the date of closing of the Financing.

The common shares and warrants issued in connection with the Financing will not be registered under the United States Securities Act of 1933, as amended, and may not be sold or offered for sale in the United States or otherwise distributed in the United States, except in reliance on available registration exemptions.

Proceeds from the private placement will be used on the Company’s 100% owned Idaho Cobalt Project to assist in the completion of the permitting process, the bankable feasibility study and for general working capital.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist.  The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green

C.E.O.

For further information please contact:

Formation Capital Corporation

1510 - 999 West Hastings Street, Vancouver, BC,  V6C 2W2

Head Office: 604-682-6229

Email: inform@formcap.com -  Or visit our Web site at:  www.formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future.  All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date.  It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements.  Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

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